EXHIBIT 99.1

Westport Fuel Systems Reports Third Quarter 2020 Financial Results

VANCOUVER, British Columbia, Nov. 09, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or "the Company") (TSX:WPRT / Nasdaq:WPRT) reported financial results for the third quarter ended September 30, 2020 and provided an update on operations. All figures are in millions of U.S. dollars unless otherwise stated.

Key Results

  Consolidated revenues for the quarter ended September 30, 2020 decreased by $10.0 million to $65.4 million, or 13% relative to the same period last year. Although sales decreased as a result of the impact of the COVID-19 pandemic and related plant closures during the second quarter, sales rebounded in the third quarter (Q-o-Q increase 82%) over second quarter 2020 due to the recovery in customer demand for Independent Aftermarket sales and growth in HPDI 2.0 sales volumes.
  Net income for the third quarter of 2020 was $0.8 million compared to net income from continuing operations of $4.9 million for the third quarter of 2019. The relative decrease in net income is primarily related to the impacts of COVID-19, warranty related charges, and a one-time gain on settlement .
  Adjusted EBITDA was $4.0 million for the quarter ended September 30, 2020.
  Cash balance increased by $17.4 million to $46.3 million at September 30, 2020 as a result of new borrowings and restructuring of the convertible debt completed during the quarter to secure liquidity to weather the impact of COVID-19 and continue the Company's investment plans.

“Despite the ongoing impacts of COVID-19 and the challenges of a second wave, it’s encouraging to see steady recovery in sales volumes across key markets,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “I am proud of our team’s resilience, hard work and commitment to operational excellence as we continue to maintain a safe work environment and first class customer service and support. The pandemic has changed many things but the need for clean, economical transportation solutions and accelerated action on climate change has not wavered. We expect continued positive momentum in the fourth quarter driven by HPDI 2.0 sales as fleets and operators improve the sustainability of their transport operations, with a market-ready solution that delivers comparable performance at lower total cost of ownership.”

COVID-19 and Outlook

The COVID-19 global pandemic continued to have an adverse impact on the business. During the third quarter the Company saw a recovery in its business compared to the second quarter, however the extent, duration and impact of COVID-19 is uncertain. The majority of production is from three facilities located in Northern Italy and one in the Netherlands, and sales from these facilities are primarily to Western and Eastern Europe, which are areas that have been significantly impacted by the virus and continue to be challenged to contain the virus and keep the economy operating.

Following a COVID19-related temporary shutdown of its facilities in mid-March, the Company’s European HPDI launch partner reopened its production facilities in late April and has seen a return to pre-COVID-19 sales volume levels for the HPDI 2.0 product in the third quarter, with stronger sales expected in the fourth quarter.

The Company’s light-duty OEM and DOEM businesses are dependent on new vehicle sales with gaseous fuel systems. Sales revenue in these businesses declined significantly during the second quarter of 2020 due to the impact of the COVID-19 pandemic, but saw increased revenue in the third quarter.

It is expected that the Company’s heavy-duty business will be less impacted than the IAM and light-duty OEM businesses due to on-going need for freight transportation and the growing demand for climate-friendly products. Demand for essential goods remains and consumer delivery of these goods has increased, resulting in more stable demand and sales of medium and heavy-duty trucks.

In response to COVID-19, the Company implemented several austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. Working with key lenders to strengthen liquidity, significant progress was made to improve liquidity and reduce cost of capital, as previously announced, and summarized as follows:

  New loans and principal deferrals of $16,000 with Export Development Canada ("EDC");
  New loans in the amount of €27,000 with Unicredit S.p.A ("Unicredit") and Deutsche Bank;
  Restructuring of the convertible notes with Cartesian Capital Group and its affiliates ("Cartesian") to pay down the existing convertible notes from $17,500 to $10,000;
  Increasing the maximum draw amount on the revolving financing facility with HSBC Bank Canada ("HSBC") to $20,000.

In addition, on November 9, 2020, Westport Fuel Systems announced an at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $50 million in common shares from treasury to the public from time to time, at its discretion and subject to regulatory requirements. Net proceeds from the ATM Program, if any, are intended to fund additional development of the Company's HPDI 2.0 technology and capital investment to meet growing HPDI 2.0 demand, research and development, and general corporate purposes.

3Q20 Financial Highlights

CONTINUING OPERATIONS
($ in millions, except per share amounts)			Over / (Under) %			Over / (Under) %
	3Q20	3Q19		YTD-09 20	YTD-09 19
Revenues	$65.4	$75.4	(13)%	$168.6	$231.0	(27)%
Gross Margin	10.0	17.9	(44)%	26.5	54.4	(51)%
Gross Margin %	15%	24%	—	16%	24%	—
Operating Expenses	13.2	19.2	(31)%	47.8	70.3	(32)%
Income from Unconsolidated Joint Ventures	4.6	5.4	(15)%	14.1	19.9	(29)%
Net Income (Loss) from Continuing Operations	$0.8	$4.9	(84)%	$(11.5)	$(0.5)	(2,200)%
Net Income (Loss) per Share from Continuing Operations	$0.01	$0.04	(75)%	$(0.08)	$(0.00)	(100)%
EBITDA (1)	$4.9	$11.7	(58)%	$3.0	$19.9	(85)%
Adjusted EBITDA (1)	$4.0	$9.4	(57)%	$6.6	$24.8	(73)%

(1) EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

  Consolidated revenues for the quarter ended September 30, 2020 decreased by $10.0 million to $65.4 million, or 13% over the same period last year. OEM revenue for the three months ended September 30, 2020 was $37.4 million compared with $36.2 million for the three months ended September 30, 2019. IAM revenue for the three months ended September 30, 2020 was $28.0 million compared with $39.2 million for same period last year. The current quarter revenues improved significantly from the second quarter in 2020, as we saw a steady recovery in our IAM and Light-Duty businesses and growth in HPDI 2.0 sales volumes, but continued to be impacted by COVID-19.
  Consolidated gross margin for the three months ended September 30, 2020 decreased by $7.9 million, or 44%, from $17.9 million in 2019 to $10.0 million in the third quarter of 2020. Gross margin decreased compared to the prior year quarter due to lower overall sales, product mix, lower service revenue, contractual HPDI 2.0 price reductions and a $0.8 million warranty charge.
  Consolidated operating expenses for the quarter ended September 30, 2020 decreased by $6.0 million to $13.2 million, or 31%. Operating expenses were lower due to government wage subsidies, compensation reductions and reduced spending in the current quarter. In addition, there was an unrealized foreign exchange gain of $2.3 million that favourably impacted results.
  Income from equity investments for the quarter ended September 30, 2020 decreased by $0.8 million over the same period last year due to lower CWI operating income.
  Net income, EBITDA and Adjusted EBTIDA were comparatively lower on a Y-o-Y basis mainly due to lower sales volumes in our IAM business from the continuing impact of COVID-19, and lower OEM margins due to contractual price decreases and lower engineering service revenues, partially offset by cost reductions and COVID-19 relief wage subsidies. The prior year quarter net income and EBITDA also benefited from a $3.3 million gain recorded on the settlement of government funding.

Segment Results

SEGMENT RESULTS	Three months ended September 30, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$37.4	$(4.9))	$2.1	$(0.3)
IAM	28.0	1.7	1.3	—
Corporate	—	0.1	0.1	4.9
CWI - 50%	42.2	6.3	—	—
Total segment	107.6	3.2	3.5	4.6
Less: CWI - 50%	(42.2)	(6.3)	—	—
Total consolidated	$65.4	$(3.1)	$3.5	$4.6

SEGMENT RESULTS	Three months ended September 30, 2019
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$36.2	$(0.9)	$2.2	$—
IAM	39.2	4.0	1.9	—
Corporate	—	(4.3)	0.1	5.4
CWI - 50%	41.5	6.6	—	—
Total segment	116.9	5.3	4.2	5.4
Less: CWI - 50%	(41.5)	(6.6)	—	—
Total consolidated	$75.4	$(1.3)	$4.2	$5.4
Discontinued operations	$—	$0.1	$—	$—

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
($ in millions, except unit amounts)			Over / (Under) %			Over / (Under) %
	3Q20	3Q19		YTD-09 20	YTD-09 19
Units	1,912	1,740	10%	4,777	5,476	(13)%
Revenue	$84.4	$83.1	2%	$227.5	$259.3	(12)%
Gross Margin	19.0	22.7	(16)%	58.8	75.8	(22)%
Gross Margin %	23%	27%	—	26%	29%	—
Operating Expenses	6.4	9.6	(33)%	22.2	27.4	(19)%
Segment Operating Income	$12.5	$13.1	(5)%	$36.6	$48.3	(24)%
Westport Fuel Systems 50% Interest	4.9	5.4	(9)%	14.4	19.8	(27)%
  CWI revenue for the quarter ended September 30, 2020 increased by $1.3 million to $84.4 million, or 2% over the same period last year.
  CWI gross margin decreased by $3.7 million to $19.0 million, or 23% of revenue from $22.7 million or 27% of revenue in the prior year quarter. The decrease in gross margin and gross margin percentage was driven by a higher percentage of lower margin engine sales during the quarter and lower part sales.
  CWI operating income for the quarter ended September 30, 2020 decreased by $0.6 million to $12.5 million, or 5% over the same period last year. Compared to the prior year quarter, lower gross margins were largely offset by lower operating expenses, maintaining a consistent operating income. Westport Fuel Systems' share of CWI's equity interest for the quarter ended September 30, 2020 decreased by $0.5 million to $4.9 million from $5.4 million in same period last year.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions) Three months ended	3Q19	4Q19	1Q20	2Q20	3Q20
Net income (loss) from continuing operations	$4.9	$0.6	$(15.3)	$3.0	$0.8

Income tax expense (recovery)	0.8	(0.9)	(0.7)	1.6	(0.6)
Interest expense, net	1.8	1.5	1.5	1.2	1.3
Depreciation and amortization	4.2	3.8	3.4	3.4	3.4
EBITDA	11.7	5.0	(11.1)	9.2	4.9

Stock based compensation	0.3	0.5	0.6	0.6	0.9
Unrealized foreign exchange (gain) loss	0.7	(2.6)	6.9	(3.6)	(2.3))
Intangible impairment	—	0.7	—	—	—
Asset impairment	—	—	—	—	0.5
Other	(3.3)	—	—	—	—
Adjusted EBITDA	$9.4	$3.6	$(3.6)	$6.2	$4.0

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

This press release together with our Management’s Discussion and Analysis and our Interim Financial Statements are available in the Investor Relations section of our website at www.wfsinc.com/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for tomorrow, November 10, 2020 at 10:30 Eastern Time to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at http://wfsinc.com/investors/financials.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 5406. The replay will be available until November 17, 2020. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the future growth of Westport Fuel System's business, commercial launch of Westport HPDI 2.0TM in China, future volume growth and cost reductions, the impact of COVID-19 and availability of related government response measures, the costs of field service campaign and related insurance recoveries, along with statements regarding revenue, adjusted EBITDA and cash usage expectations, the demand for our products, cash and capital requirements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, it’s duration, effects and government responses thereto, the magnitude and timing for the described field service campaign, availability of insurance, our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, CWI performance, our ability to secure new customers, the availability and price of natural gas, global government stimulus and wage subsidy packages, the acceptance of and shift to natural gas vehicles, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. In addition, the effects and the impact of the COVID-19 outbreak, as well as the decrease in oil prices and the impact of oil supply cuts, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained in this MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Christine Marks
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com
www.wfsinc.com